Exhibit 4
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
SUPPLEMENTAL QUESTIONS AND ANSWERS
FOR STATS ChipPAC OPTIONHOLDERS
April 9, 2007

Definitions:

“STSPL” or the “Offeror”	Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of Temasek)

“Temasek”	Temasek Holdings (Private) Limited (STSPL’s parent company)

“STATS ChipPAC” or the “Company”	STATS ChipPAC Ltd.

“Goldman Sachs”	Goldman Sachs (Singapore) Pte., the financial adviser to STSPL in connection with the Offer

“Closing Date”	3:30 PM Singapore Time, 3:30 AM New York City Time, Friday, April 13, 2007, unless extended by the Offeror

“Ordinary Shares”	Ordinary shares of STATS ChipPAC Ltd. (traded on SGX-ST)

“ADS”	American Depositary Shares representing Ordinary Shares of STATS ChipPAC Ltd. (traded on Nasdaq Global Market) Each ADS represents 10 Ordinary Shares

“CDP”	The Central Depository (Pte) Limited
Unless otherwise defined herein, all terms and references used in this document are defined or construed in the Offer to Purchase dated 16 March 2007 issued by STSPL, containing the terms of the voluntary conditional cash offer by STSPL for, inter alia, all the Ordinary Shares and the ADSs.

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No.	Questions	Suggested response
a.	What is the currency of payment of the Option Price?	Optionholders who accept the Options Proposal will receive the Option Price in the form of a Singapore dollar cheque. Optionholders do not have a right to elect to receive payment of the Option Price in U.S. dollars or any currency other than Singapore dollars.

If you are not in Singapore, before accepting the Options Proposal, you should consider carefully any exchange rate risk and transaction costs you may incur by receiving a Singapore dollar-denominated check issued from a Singapore bank.

If you wish to receive payment in U.S. dollars, you may consider exercising your options for Ordinary Shares or ADSs and tendering such Ordinary Shares or ADSs into the Offer, as the Offer for the Ordinary Shares and ADSs permits tendering holders to elect to receive the Offer Price in U.S. dollars. Exercising Optionholders should note the time allowed to STATS ChipPAC under the terms of the relevant Option and Option Plan to allot the Ordinary Shares to exercising Optionholders upon exercise of the Options. If Ordinary Shares or ADSs are not received by the exercising Optionholder in sufficient time, the acceptance of the Offer by the exercising Optionholder will be rejected. If you exercise your Options with the intent of accepting the Offer with respect to the underlying Ordinary Shares, and the Offer subsequently lapses or is terminated by the Offeror, you would not be able to rescind your exercise and take back your Options.

You are advised to read all documents relating to the Offer including the Offer to Purchase because they contain important information.

b.	If I hold Options with an exercise price that is denominated in U.S. dollars, what exchange rate will be used to convert the exercise price to Singapore dollars for purposes of computing the Options Price payable to me?	For purposes of determining the Option Price payable for acceptances of the Options Proposal, exercise prices that are denominated in US dollars will be converted to Singapore dollars on a U.S. dollar/Singapore dollar exchange rate on or about the day on which the Options are settled. This means that the Singapore dollar amount you receive in respect of your Options may be less than the amount you expected to receive at the time you accept the Options Proposal.

c.	If I hold Options with an exercise price that is	No. If you hold Options with an exercise price that is denominated in U.S. dollars and wish to accept the Options Proposal in respect of your Options, please indicate only the exercise price of your Options in the original currency in

No.	Questions	Suggested response
denominated in U.S. dollars and I wish to accept the Options Proposal in respect of my Options, do I need to insert a Singapore dollar equivalent of the exercise price in the Acceptance Letter, and if so, what exchange rate should I use to convert the exercise price from U.S. dollars to Singapore dollars?	which the Options are granted (U.S. dollars) in the Acceptance Letter.

For purposes of determining the Option Price payable to you, your Options with exercise prices that are denominated in US dollars will be converted to Singapore dollars on a U.S. dollar/Singapore dollar exchange rate on or about the day on which the Options are settled. This means that the Singapore dollar amount you receive in respect of your Options may be less than the amount you expected to receive at the time you accept the Options Proposal.

d.	Will any amounts be withheld from the payments under the Options Proposal?	Payments made under the Options Proposal may be taxable under the laws of the countries to which Optionholders are subject. In some cases, withholding of amounts payable under the Options Proposal also may be required. The amount to be withheld will be determined by STATS ChipPAC based on its normal policies and the information that it maintains on behalf of its employees. STSPL will pay to STATS ChipPAC the amount to be withheld specified by STATS ChipPAC, which will be responsible for paying the withheld amount to the appropriate tax authorities. Accordingly, STSPL will pay Optionholders, who have accepted the Options Proposal, the Option Price net of any applicable withholding amounts.

Please note that STSPL is making settlement of the Option Price in the above manner with a view to assisting STATS ChipPAC with its deduction and withholding tax obligations in respect of the Options and no agreement or undertaking has been made by the Offeror or Goldman Sachs to assume any of STATS ChipPAC’s liability or obligation as an employer in relation to any deduction or withholding taxes which STATS ChipPAC and/or the Optionholders may be subject to in respect of the Options or any of STATS ChipPAC’s and/or the Optionholders’ reporting obligations in respect of the same.

Please note that in certain jurisdictions, Optionholders may be responsible for deductions or withholding taxes in addition to those which may be withheld from the payment of the Options Price. In such jurisdictions,

No.	Questions	Suggested response
Optionholders may be required to make arrangements with STATS ChipPAC for payment of such amounts.

We recommend that you consult with your professional tax advisor to obtain further advice regarding the tax consequences of accepting the Options Proposal. Should you have any questions concerning the amounts deducted or withheld under the Options Proposal, please refer to your respective STATS ChipPAC office.

No.	Questions	Suggested response
e.	What is the tax treatment of payments made under the Options Proposal?	Payments made under the Options Proposal may be taxable under the laws of the countries to which Optionholders are subject. In some cases, withholding of amounts payable under the Options Proposal also may be required. The amount to be withheld will be determined by STATS ChipPAC based on its normal policies and the information that it maintains on behalf of its employees. STSPL will pay to STATS ChipPAC the amount to be withheld specified by STATS ChipPAC, which will be responsible for paying the withheld amount to the appropriate tax authorities. Accordingly, STSPL will pay Optionholders, who have accepted the Options Proposal, the Option Price net of any applicable withholding amounts.

Please note that STSPL is making settlement of the Option Price in the above manner with a view to assisting STATS ChipPAC with its deduction and withholding tax obligations in respect of the Options and no agreement or undertaking has been made by the Offeror or Goldman Sachs to assume any of STATS ChipPAC’s liability or obligation as an employer in relation to any deduction or withholding taxes which STATS ChipPAC and/or the Optionholders may be subject to in respect of the Options or any of STATS ChipPAC’s and/or the Optionholders’ reporting obligations in respect of the same.

Please note that in certain jurisdictions, Optionholders may be responsible for deductions or withholding taxes in addition to those which may be withheld from the payment of the Options Price. In such jurisdictions, Optionholders may be required to make arrangements with STATS ChipPAC for payment of such amounts.

We recommend that you consult with your professional tax advisor to obtain further advice regarding the tax consequences of accepting the Options Proposal. Should you have any questions concerning the amounts deducted or withheld under the Options Proposal, please refer to your respective STATS ChipPAC office.

f.	Where will the payments be mailed?	Unless you are in the People’s Republic of China, the Singapore dollar cheques for the Option Price payable for acceptances of the Options Proposal, net of any withholding amounts, if applicable, will be sent to you at the STATS ChipPAC facility at which you are employed, and not the residential address specified on your acceptance form. STATS ChipPAC will deliver the cheques to you at the STATS ChipPAC facility where you are employed or forward such cheque to you at your address maintained in STATS ChipPAC’s records, as the case may be. If you are no longer employed at STATS ChipPAC, please make arrangements with STATS ChipPAC to ensure proper forwarding of the payment. If you are in the People’s Republic of China, separate arrangements will be made for the payment of the Option Price payable for acceptances of the Options Proposal to you.

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